Exhibit 4.2

Description of Registrant’s Securities

Unless otherwise indicated or the context otherwise requires, references in this Exhibit 4.2 to “we, “us” and “our” refer collectively to TEB MHC, TEB Bancorp, Inc. and The Equitable Bank, S.S.B. or to any of those entities, depending on the context. In addition, we may refer to The Equitable Bank, S.S.B. as “The Equitable Bank.”

General

TEB Bancorp, Inc. is authorized to issue 20,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of serial preferred stock, par value of $0.01 per share. Each share of TEB Bancorp, Inc.’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. All outstanding shares of our common stock are duly authorized, fully paid and nonassessable.

Our board of directors can, without stockholder approval, issue additional shares of common stock, although TEB MHC, so long as it is in existence, must own a majority of TEB Bancorp, Inc.’s outstanding shares of common stock. TEB Bancorp, Inc.’s issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. TEB Bancorp, Inc. has no present plans to issue additional shares of common stock.

Common Stock

Distributions. TEB Bancorp, Inc. may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if TEB Bancorp, Inc.’s assets are less than the amount necessary to satisfy the requirement set forth above, TEB Bancorp, Inc. may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by TEB Bancorp, Inc. is also subject to limitations that are imposed by applicable regulation. The holders of common stock of TEB Bancorp, Inc. will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If TEB Bancorp, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

If TEB Bancorp, Inc. pays dividends to its stockholders, it would likely pay dividends to TEB MHC, unless TEB MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current policy restricts the ability of mutual holding companies organized as bank holding companies to waive dividends declared by their subsidiaries. Accordingly, because dividends would be required to be paid to TEB MHC along with all other stockholders, the amount of dividends available for all other stockholders would be less than if TEB MHC were permitted to waive the receipt of dividends.

Voting Rights. The holders of common stock of TEB Bancorp, Inc. have exclusive voting rights in TEB Bancorp, Inc. They elect TEB Bancorp, Inc.’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of TEB Bancorp, Inc.’s common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If TEB Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

Liquidation. In the event of any liquidation, dissolution or winding up of The Equitable Bank, TEB Bancorp, Inc., as the holder of 100% of The Equitable Bank’s capital stock, would be entitled to receive all assets of The Equitable Bank available for distribution, after payment or provision for payment of all debts and liabilities of The Equitable Bank, including all deposit accounts and accrued interest thereon. In the event of liquidation, dissolution or winding up of TEB Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of TEB Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of TEB Bancorp, Inc. are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

Preferred stock may be issued with such preferences and designations as our board of directors may from time to time determine. Our board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. TEB Bancorp, Inc. has no present plans to issue preferred stock.

Mutual Holding Company Structure

TEB MHC owns a majority of the outstanding common stock of TEB Bancorp, Inc. and, through its board of directors, is able to exercise voting control over virtually all matters put to a vote of stockholders. For example, TEB MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of TEB Bancorp, Inc. It is not be possible for another entity to acquire TEB Bancorp, Inc. without the consent of TEB MHC. TEB MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of TEB Bancorp, Inc.

Federal Law and Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and not disapproved the proposed acquisition. The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with TEB Bancorp, Inc., the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Federal Reserve Board regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of TEB Bancorp, Inc. or The Equitable Bank without the Federal Reserve Board’s prior approval within a period of three years following TEB Bancorp’s completion of its offering.

Maryland Law and Articles of Incorporation and Bylaws of TEB Bancorp, Inc.

Maryland law, as well as TEB Bancorp, Inc.’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of TEB Bancorp, Inc. more difficult.

Directors. The board of directors are divided into three classes. The members of each class are elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of The Equitable Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The bylaws provide that special meetings of stockholders can be called by the president, the chief executive officer, the chairman, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting. The board of directors has the sole power to fix (i) the record date for determining stockholders entitled to request a special meeting of stockholders and the record date for determining stockholders entitled to notice of and to vote at the special meeting and (ii) the date, time and place of the special meeting and the means of remote communication, if any, by which stockholders and proxy holders may be considered present in person and may vote at the special meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of TEB Bancorp, Inc.’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Forum Selection for Certain Stockholder Lawsuits. The articles of incorporation provide that, unless TEB Bancorp, Inc. consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of TEB Bancorp, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of TEB Bancorp, Inc. to TEB Bancorp, Inc. or TEB Bancorp, Inc.’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants.

Authorized but Unissued Shares. After the reorganization, TEB Bancorp, Inc. will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of TEB Bancorp, Inc.” The articles of incorporation authorize 5,000,000 shares of serial preferred stock. TEB Bancorp, Inc. is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. In the event of a proposed merger, tender offer or other attempt to gain control of TEB Bancorp, Inc. that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of TEB Bancorp, Inc. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the division of the board of directors into three staggered classes;

(iii)	the ability of the board of directors to fill vacancies on the board;

(iv)	the requirement that directors may only be removed for cause and by the affirmative vote of at least two-thirds of the votes eligible to be cast by stockholders;

(v)	the ability of the board of directors to amend and repeal the bylaws;

(vi)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire TEB Bancorp, Inc.;

(vii)	the authority of the board of directors to provide for the issuance of preferred stock;

(viii)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	the number of stockholders constituting a quorum or required for stockholder consent;

(x)	the indemnification of current and former directors and officers, as well as employees and other agents, by TEB Bancorp, Inc.;

(xi)	the limitation of liability of officers and directors to TEB Bancorp, Inc. for money damages;

(xii)	the inability of stockholders to cumulate their votes in the election of directors;

(xiii)	the advance notice requirements for stockholder proposals and nominations;

(xiv)	The requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Maryland; and

(xv)	the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiv) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of TEB Bancorp, Inc.’s directors or by the affirmative vote of at least 80% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast.

The provisions requiring the affirmative vote of 80% of the total eligible votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of TEB Bancorp, Inc. in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law. Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between TEB Bancorp, Inc. and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of TEB Bancorp, Inc.’s voting stock after the date on which TEB Bancorp, Inc. had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of TEB Bancorp, Inc. at any time after the date on which TEB Bancorp, Inc. had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of TEB Bancorp, Inc. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between TEB Bancorp, Inc. and an interested stockholder generally must be recommended by the board of directors of TEB Bancorp, Inc. and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of TEB Bancorp, Inc., and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of TEB Bancorp, Inc. other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if TEB Bancorp, Inc.’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Mergers, Consolidations and Sales of Assets. As a result of an election made in TEB Bancorp, Inc.’s articles of incorporation, a merger or consolidation of TEB Bancorp, Inc. requires approval of a majority of all votes entitled to be cast by stockholders. However, no approval by stockholders is required for a merger if:

•	the plan of merger does not make an amendment to the articles of incorporation that would be required to be approved by the stockholders;

•	each stockholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•	the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of voting shares outstanding immediately before the merger.

In addition, under certain circumstances the approval of the stockholders shall not be required to authorize a merger with or into a 90% owned subsidiary of TEB Bancorp, Inc.

Under Maryland law, a sale of all or substantially all of TEB Bancorp, Inc.’s assets other than in the ordinary course of business, or a voluntary dissolution of TEB Bancorp, Inc., requires the approval of its board of directors and the affirmative vote of two-thirds of the votes of stockholders entitled to be cast on the matter.

Evaluation of Offers. The articles of incorporation provide that TEB Bancorp, Inc.’s board of directors, when evaluating a transaction that would or may involve a change in control of TEB Bancorp, Inc. (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of TEB Bancorp, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon TEB Bancorp, Inc.’s stockholders, including stockholders, if any, who do not participate in the transaction;

•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, TEB Bancorp, Inc. and its subsidiaries and on the communities in which TEB Bancorp, Inc. and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of TEB Bancorp, Inc.;

•	whether a more favorable price could be obtained for TEB Bancorp, Inc.’s stock or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of TEB Bancorp, Inc. and its subsidiaries;

•	the future value of the stock or any other securities of TEB Bancorp, Inc. or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•	the ability of TEB Bancorp, Inc. to fulfill its objectives as a financial institution holding company and the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Purpose and Anti-Takeover Effects of TEB Bancorp, Inc.’s Articles of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the stock offering. We believe these provisions are in the best interests of TEB Bancorp, Inc. and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of TEB Bancorp, Inc. and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of TEB Bancorp, Inc. and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of TEB Bancorp, Inc. and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of TEB Bancorp, Inc.’s articles of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. We believe, however, that the potential benefits outweigh the possible disadvantages.

Benefit Plans

In addition to the provisions of TEB Bancorp, Inc.’s articles of incorporation and bylaws described above, benefit plans of TEB Bancorp, Inc. and The Equitable Bank that may authorize the issuance of equity to its board of directors, officers and employees adopted in connection with or following the offering contain or may contain provisions which also may discourage hostile takeover attempts which the board of directors of The Equitable Bank might conclude are not in the best interests of TEB Bancorp, Inc. and The Equitable Bank or TEB Bancorp, Inc.’s stockholders.